UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sports Entertainment Enterprises, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

849178 20 7

(CUSIP Number)

Bryan Bloom

WRH Partners II, L.L.C.

67 Park Place

Morristown, New Jersey 07960

(973) 984-1233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 849178 20 7	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,339,286* 8 SHARED VOTING POWER * 9 SOLE DISPOSITIVE POWER 15,339,286* 10 SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,339,286*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON (See Instructions) IA, IN

*	Pursuant to a series of transactions on February 7, 2005 involving Sports Entertainment Enterprises, Inc. (“SPEA” or the “Company”), which included certain equity investments in the Company and which are described in the Company’s Current Report on Form 8-K, dated February 7, 2005 and filed with the Securities and Exchange Commission on February 8, 2005, as amended by Amendment No. 1 on Form 8-K/A, filed with the Securities and Exchange Commission on February 11, 2005, The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”) acquired 3,706,052 shares of common stock of SPEA, no par value per share (“Shares”), and common stock purchase warrants and Series A Convertible Redeemable Preferred Stock of SPEA representing, in the aggregate, the right to acquire an additional 11,633,234 Shares. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by the Huff Entities, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of February 7, 2005, Mr. Huff was deemed to beneficially own 15,339,286 Shares, or approximately 27.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. See Item 5 for further information.

CUSIP No. 849178 20 7	Page 3 of 6

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the “Shares”), of Sports Entertainment Enterprises, Inc. (“SPEA” or, the “Company”). The principal executive offices of the Company are located at 650 Madison Avenue, New York, New York, 10022.

Item 2. Identity and Background.

The person filing this statement is William R. Huff, whose business address is 67 Park Place, Morristown, New Jersey 07960. Mr. Huff, through one or more intermediate entities, exercises sole voting and investment discretion for and on behalf of The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”). Mr. Huff is principally engaged in the investment in securities of all kinds.

Mr. Huff has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Huff is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a series of transactions involving SPEA which occurred on February 7, 2005 (the “Transactions”), which included certain equity investments in the Company which are described in the Company’s Current Report on Form 8-K, dated February 7, 2005 and filed with the Securities and Exchange Commission on February 8, 2005 (the “Form 8-K”), as amended by Amendment No. 1 on Form 8-K/A, filed with the Securities and Exchange Commission on February 11, 2005 (the “Amended 8-K”), which description is incorporated herein by reference, the Huff Entities acquired from SPEA:

•	2,172,400 shares of SPEA’s newly created Series A Convertible Redeemable Preferred Stock, no par value per share (“Series A Preferred Stock”), each with a stated value of $20.00 per share, which, after giving effect to certain anti-dilution adjustments immediately after the closing of the Transactions, were convertible into 6,051,253 Shares,

•	3,706,052 newly issued Shares,

•	common stock purchase warrants to purchase 1,860,660 Shares exercisable at $1.00 per share,

•	common stock purchase warrants to purchase 1,860,660 Shares exercisable at $1.50 per share, and

•	common stock purchase warrants to purchase 1,860,661 Shares exercisable at $2.00 per share.

The above listed securities are referred to as the “Huff Securities” in this Schedule 13D. In consideration for the Huff Securities, the Huff Entities contributed an aggregate of $43,818,605 in cash from funds held by the Huff Entities for the purpose of making investments in securities.

CUSIP No. 849178 20 7	Page 4 of 6

Item 4. Purpose of Transaction.

Holders of Series A Preferred Stock have the right to elect one member of the Board of Directors of the Company. The Huff Entities appointed Edwin M. Banks to the Company’s Board of Directors on February 8, 2005. Mr. Banks is a portfolio manager at W.R. Huff Asset Management Co., L.L.C., an affiliate of the Huff Entities.

The Huff Securities were acquired in the Transactions for investment purposes. Except for the appointment of Mr. Banks to the Board of Directors of the Company, Mr. Huff has no present plans or proposals which relate to or would result in the occurrence of any of the actions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Based upon the information contained in the Form 8-K, 43,953,195 Shares were issued and outstanding as of February 7, 2005. On February 7, 2005, the Huff Entities acquired 3,706,052 Shares and common stock purchase warrants and Series A Convertible Redeemable Preferred Stock of SPEA representing, in the aggregate, the right to acquire an additional 11,633,234 Shares. Mr. Huff possesses sole power to vote and direct the disposition of the Huff Securities, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of February 7, 2005, Mr. Huff was deemed to beneficially own 15,339,286 Shares, or approximately 27.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).

During the sixty days prior to February 7, 2005, other than the Transactions, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In order to make an equity investment in the Company, the Huff Entities entered into a stock purchase agreement (the “Stock Purchase Agreement”) with SPEA as of February 7, 2005, pursuant to which the Huff Entities contributed an aggregate of $43,818,605 in cash in exchange for the Huff Securities. The terms of the Series A Preferred Stock are further described in the Form 8-K. The common stock purchase warrants are exercisable for a period of two years following the closing of the Transactions and contain standard anti-dilution protection with respect to subdivisions, combinations or reclassifications of Shares, in the event of a merger or sale of the Company or issuances of dividends or convertible securities by the Company.

Holders of Series A Preferred Stock have the right to elect one member of the Board of Directors of the Company. So long as any Series A Preferred Stock remains outstanding, the Company agreed to perform or comply with certain covenants in accordance with the Stock Purchase Agreement such as the payment of its taxes and claims, the maintenance of properties and corporate existence, compliance with laws, using the proceeds of the Transactions solely for financing purposes, filing Act reports, Nixon Peabody comments, reserving

CUSIP No. 849178 20 7	Page 5 of 6

sufficient Shares in respect of a conversion of the Series A Preferred Stock or exercise of the common stock purchase warrants owned by the Huff Entities, complying with national securities exchange or association rules with respect to affiliated transactions, maintaining insurance, providing notice upon issuances of warrants and reimbursing the Huff Entities for an annual appraisal of the Series A Preferred Stock. The Company further agreed to guarantee an 8% return on the Huff Entities’ investment in the Company on February 7, 2011. The Stock Purchase Agreement further provided that so long as the Huff Entities or their permitted transferees beneficially own at least 50% of the Huff Securities, the Huff Entities have a right of first offer with respect to any third party private equity financing transaction in respect of the Company, other than financings from incentive option plans, public offerings or “PIPE” transactions. The Huff Entities further agreed not to dispose of or otherwise transfer any of the Huff Securities for a period of one year following the closing of the Transactions, except that if any affiliate of the Company is not subject to a lock-up, or if any lock-up to which any such affiliate is subject is waived or is otherwise not enforced, then the Huff Entities will no longer be restricted from transferring the Huff Securities as described above.

In connection with the Stock Purchase Agreement, the Company and the Huff Entities entered into a registration rights agreement (the “Registration Rights Agreement”), dated as of February 7, 2005, pursuant to which the Huff Entities were granted registration rights with respect to the Huff Securities, securities issuable upon conversion or exercise of the Huff Securities or issued pursuant to dividends or stock splits. Upon demand by the holders of at least 66 2/3% of the Series A Preferred Stock outstanding at the time of the demand, the Company agreed, subject to certain exceptions, to file a registration statement with respect to the demanded securities within sixty days of such demand. Furthermore, the Huff Entities were provided piggyback registration rights upon the Company’s registration of any of its securities.

The descriptions of the transactions, instruments and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, which are incorporated by reference into this Schedule 13D as exhibits pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Huff or the Huff Entities and any person or entity.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Attachment to the Articles of Amendment of the Company relating to Series A Convertible Redeemable Preferred Stock, filed with the Colorado Secretary of State on February 7, 2005, incorporated by reference to Exhibit 4.1 to the Amended 8-K.

2	Registration Rights Agreement, dated as of February 7, 2005, among the Company and the Huff Entities, incorporated by reference to Exhibit 4.4 to the Amended 8-K.

3	Form of Common Stock Purchase Warrant of the Company to purchase Shares, incorporated by reference to Exhibit 4.6 to the Amended 8-K.

4	Stock Purchase Agreement, dated as of February 7, 2005, among the Company and the Huff Entities, incorporated by reference to Exhibit 10.7 to the Amended 8-K.

CUSIP No. 849178 20 7	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2005

/s/ William R. Huff
William R. Huff, on behalf of The Huff
Alternative Fund, L.P. and one of its affiliated
limited partnerships

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).